Filed by Insurance Acquisition Corp. pursuant to Rule

425 under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Insurance Acquisition Corp.

Commission File No.: 001-38839

This filing relates to a proposed business combination involving Insurance Acquisition Corp. and Shift Technologies, Inc.

The following is a transcript of an investor presentation held by Insurance Acquisition Corp. and Shift Technologies, Inc. on September 14, 2020.

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Insurance Acquisition Corp. and Shift Technologies Inc.

Investor Presentation

September 14, 2020

C O R P O R A T E   P A R T I C I P A N T S

Daniel Cohen, Chairman, Insurance Acquisition Corp.

George Arison, Co-Chief Executive Officer, Shift Technologies Inc.

Cindy Hanford, Chief Financial Officer, Shift Technologies Inc.

Henry Bird, Vice President of Strategy and Finance, Shift Technologies Inc.

Dan Nash, Managing Director, Wells Fargo Securities

P R E S E N T A T I O N

Kristi

Good afternoon, and thanks, everyone, for joining today’s Investor Presentation and live Q&A session with the Executive Management Teams from both Insurance Acquisition Corp. and Shift Technologies.

Presenting today will be Daniel Cohen, who’s the Chairman of Insurance Acquisition Corp., and he’ll be joined by George Arison, Co-CEO of Shift. Additionally, both Cindy Hanford, Shift’s CFO, and Henry Bird, Vice President of Strategy and Finance, will be presenting, as well. Finally, Dan Nash, Managing Director at Wells Fargo will be moderating the Q&A portion of this broadcast.

To start, the teams will be giving a brief presentation and review of the intended combination, which will be followed by a live Q&A session. Please note that participants can submit questions directly to the panel at any time via the Q&A icon found by hovering your mouse at the bottom of your screen.

In the interest of brevity, so we have more time for Q&A later, I’d like to turn it over now to Daniel Cohen to begin the presentation.

Daniel Cohen

Great, thanks, Kristi (phon).

I’m really excited to be here, because this is a great format for us to talk about a fantastic company, one that’s really working on transforming the way that auto retailing works. Shift is going to be shortly the third public company focused on transforming auto sales, along with Vroom and Carvana, one that is led by a fantastic Management Team, with much more focus on consumer branding and on technology. As you can see, George, who’s with me today, comes out of Google and built Curb with Toby. Toby, his Co-CEO, also was responsible for the digital transformation of Capital One.

Look, from our point of view, this is a company that is going to experience tremendous growth over the next five, ten years, as the opportunity to move online sales of used auto from less than 1% of the market to a very significant percentage of the market really is one of the best opportunities in e-commerce today. With that, just noting that we’re thrilled to be bringing this at a multiple that’s just about one times next year’s revenue, I’m going to turn it over to George to tell you more about the company, and we’re excited to respond to all of your questions after a short presentation. George?

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George Arison

Thank you, Daniel, I appreciate it, and it’s great to be here with everybody.

We have a slide deck, which is slightly longer, so we’ll probably not go through every page. I’ll do a quick highlight of the business and then use the deck as we go through questions to address certain items.

Starting here on page 5, we’re on a mission to make car purchase and ownership simple. Our approach has always been to focus long term on both the way people sell and buy cars, as well as how they own cars. We come to it from the perspective that there’s a lifecycle to car ownership.

People start with research and discovery, looking for the right car for them, and there’s a huge opportunity online to make that better. Today, people go to many different websites at the same time to try to understand what car they should buy, but then there’s a complete disconnect between that research and discovery process and the actual purchase process of the car, and so we think there’s a way to bridge that through a unified e-commerce product, which we’re building.

Number two is offering a test drive, that’s a unique differentiator that Shift has versus some of our peers. We believe that test drives are really critical for consumers to be able to reach the entirety of the buyer base out there, and so we do something that’s very unique. We bring the test drive to the customer, to their driveway, which obviously in today’s environment, in particular, is very appealing.

Number three is purchase. We’ve really simplified how people buy a car. We’ve made it a fully digital, technology-driven experience with virtually no paper involved.

Number four, part of that lifecycle is ownership, which we haven’t really yet touched, but because of our regional model, we are uniquely positioned to be able to do by helping the owner of the car with being able to do their oil change, their mechanical work on the car, etc.

Then, lastly, helping them sell the car, which we do in a super-easy way.

So, that’s sort of our overall approach to the business.

If we jump to the next page, focusing a little bit more into what it is that we do day-to-day. In a marketplace business like ours, it all starts with inventory. If you don’t have great inventory, you don’t succeed. In our model, about 85% to 90% of the cars that we sell come directly from consumers. We believe, and I think, overall, the automotive industry agrees, that the best cars are in consumers’ hands, and so you want to be able to aggregate those cars at scale, which we’ve been able to do. People come to shift.com and submit their car information to us. We then are able to price that car for them instantaneously through a proprietary machine-learning algorithm that we built on our own, and if consumers like the price, then they’re able to sell the car to us. We come out to their house or their office, pick up the car, take it away, and they never see it again.

All the cars that we sell go through reconditioning. This is something that’s really critical to how you sell cars. Consumers are looking for the safety of the reconditioning process that you do to a car. So, the car goes through an inspection and then it’s reconditioned. We have two tiers of reconditioning, one that’s called Certified and the other one that’s called Value. Certified is for cars that are under 80,000 miles or less than eight years in age and Value is for all the other cars. We’re unique, in that we sell older vehicles along with the newer vehicles online, and that’s something that no one else has been able to figure out how to do, and having this alternative tier called Value has allowed us to do that really effectively.

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Then, the third part of our business is the ability to sell with an omni-channel approach. If a consumer chooses, they can come to shift.com, find the car that they want, click on a button, transact on that purchase online fully, and then have the car be shipped to them with a third-party player, that will take the car on a flatbed and deliver it to the consumer’s home, or if they want to order a test drive, they can do that, as well, and then the test drive is delivered to their home or their office on same day or next day, as the customer might choose.

Through the entire process, you are able to apply for financing online completely digitally, with integrations directly to banks and get approval instantaneously. That’s something that doesn’t sound that advanced, but is actually very unique in the automotive space and very few are able to do that, and we support that entire transaction through a centralized sales team that is able to answer any questions that the consumers might have.

The result of our model is that we, as we discussed, have this test drive option that allows the consumer to get a test drive delivered to their home. So, here you see in the Bay Area our location in is the green dot on the map, that’s in South San Francisco. We’re able to do test drives, roughly, 60 miles outside of that location, so we cover a really broad spectrum of territory. As you can see on this map, CarMax has now about seven stores in that same territory to be able to cover the same geography, that we cover from one location by delivering the test drive to the consumer. This creates a really cost-effective model in terms of scaling the business. An average test drive takes three hours. It’s about $15 an hour for the driver, in terms of what the cost of that person might be, and so the actual cost of the test drive, as you can imagine, is very low, and normally close about 40% to 50% of the transactions that we’ve gone for the test drive. We do something like 2 to 2.2 test drives per car sold, which is extremely low for the automotive space. Incidentally, since COVID, we’ve actually seen the conversion numbers jump, so actually do less test drives per sale today than we did prior to the pandemic.

So, the result of the combination of both of how we acquire cars directly from consumers and how we sell cars with a test drive is that Shift sells a really broad spectrum of inventory. You can see on page 8 that we have a really broad spectrum of inventory by age. Seventy-five percent of the cars that we sell are over four years old, which is substantially more than our peer companies, as well as by lower prices.

I think price is a really interesting point here. For independent dealers, who represent about 40% of the used car business, virtually all the sales that happen are below $20,000 in price, and 70% of the sales for independent dealers are above—sorry, below $10,000 in price. As you can see at the bottom of page 8, on the right, Shift is the only player of the digital players that has any inventory in that below $10,000 category, and that’s because we are the only ones that offers a Value segment. It’s really tough to sell these Value cars without a test drive, but if you are able to offer a test drive, then you can actually sell those vehicles, as well, and incidentally, they’re extremely profitable. A lot of folks think how much money can you make with a $9,000 car. In practice, you actually make more money on the metal on a $9,000 or an $8,000 car than you do on a $20,000 or $30,000 car. There’s massive scarcity for those types of cars, and so demand is very high, and people are looking for high-quality places where they can buy that type of inventory.

Now, that is not to say that we don’t sell other types of vehicles, as well. Obviously, the majority of the cars that we sell are in the $10,000 to $20,000 range, and we have plenty of inventory above the $20,000 range in price, as well. It’s just we’re not focused just on the $20,000 cars, like someone like Vroom might be, you know, the average sales price is roughly $30,000, whereas Shift’s is about $16,000.

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A little bit on the market more broadly outside of Shift, since I know that we have a broad set of listeners here today. The used car market is massive. It’s nearly an $850 billion industry. It’s split, roughly, evenly between private-party sales—so these are transactions that happen between two individuals that meet each other, you know, from some common relationship or on Craigslist or though classifieds, and the other half is sold through dealers. In terms of dealers, however, there’s massive fragmentation. There’s over 25,000 dealers in the U.S. between used car only dealers and franchise dealers, and the top 100 dealer groups only have about 6% of the market in total, so the fragmentation here is really huge.

That said, most consumers start their research online. As you can see from here, with like 97% of consumers, some form of online process happens before the consumers buy a car, but the actual e-commerce car, the transaction is a very small part of the business, it’s less than 1% penetration last year, which is very, very small compared to most public parts of the retail economy, and so there’s huge growth opportunity as a result. Shift can grow 40x and would still have a lot more room to grow. Carvana and Vroom could all grow 10x or more and there would be still even more room to grow. So, there’s just a lot of opportunity to capture share and drive more purchases towards the e-commerce purchase.

One of the things we’ve noticed with COVID is that actually consumers are really migrating more online and want the delivery options, and that’s been really beneficial to Shift. If we jump to page 10, you’ll see here that we’ve had a really strong ramp in sales. We did more than double the number of sales in August than we did in April, which was the first full month of lockdowns. Shift entered 2020 in a really strong position from a profitability standpoint. February was our most profitable month ever. We were profitable on a full market basis, outside of our corporate spend, which was fantastic. March was headed in the same direction. Then, of course with lockdowns in California, in particular, where this process first started, you know, as COVID hit, there was a few weeks there that we had a fall in sales, because people were kind shocked and trying to get used to what was happening, but as people learned that we were actually open and people could get a test drive delivered to their home, we saw a very quick ramp. By the end of April, we’re actually ahead of our February sales, and then in May, we actually sold substantially more cars than February, and continued on that ramp throughout the summer.

Right now, our single biggest challenge and that of our of our peers, Carvana and Vroom, is that we don’t have enough capacity in terms of people on the ground doing reconditioning, the mechanics, etc., to meet all the demand that we have yet. So, cars are moving very, very fast, demand for purchasing a vehicle is very high, and as a result of that, we’ve seen really steep growth, as you can see, and continue to see very, very strong momentum, and are really excited with how consumers are responding to our business in this COVID environment. The touchless delivery of test drives and PermaSAFE reconditioning that we’ve added to every car we sell, in particular, has worked really well.

We’ve also done really well with gross profit, as you can see here, as well. We do expect gross profit to be lighter in Q4 this year, and next year to normalize, but so far this summer, gross profit has been very strong, which has been great, as well.

Then, last point for me and I’ll hand things over to Cindy. We have a really fantastic management team, that we’ve been building out over the years. Toby and I have worked together for a long time. This is the second time we’re building a company together. We recruited Cindy, who you’ll meet in a minute, from Lithia, which is a Shift investor, and is one of the largest automotive retailers in the country. Then, I’ll also highlight Sean Foy, who is our COO, who came to us via Amazon, so really fantastic at logistics and local operational management in a technology setting, which is what Shift does, much like Amazon. Then, lastly, Karan Gupta oversees our Engineering Team, coming in from RealReal, which is another very similar company as Shift, in terms of selling used, highly considered items.

So, with that, I think it’ll make sense to jump down to page 20, and hand things over to Cindy to talk a little bit about our financials and book.

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Cindy Hanford

Excellent. Than you, George.

It’s a pleasure to be here today to talk about a company that I’m very excited about. I’ve been fortunate enough to be part of three great companies, Nike, Lithia, and now Shift. Really, really excited about the opportunity here to work with a really talented team and drive this forward.

So, slide 20 here. As seen, we have multiple levers in our growth strategy. Focusing on the near term, we will look to increase market penetration in our current markets, expand strategically in the new markets, and, finally, expand our F&I product offerings. Looking longer term, more to the left side of the slide, you’ll see there’s an opportunity to expand further with strategic third-party relationships, as well as M&A and omnichannel initiatives. We believe that these levers set us up for meaningful scale and rapid growth going forward.

We’ve mapped out a clear path for revenue growth in the near term. As George mentioned, we’ve achieved 33% year-over-year growth in H1 of 2020, as we’ve continued to focus on unit economics and navigated some strict shelter-in-place orders here in California. In H2, we are targeting 79% year-over-year growth as we invest additional capital in both new markets and marketing spend. Accelerating out of H2, we expect to drive 100% year-over-year growth in 2021, and I want to talk to you a little bit about how e-commerce business drives that growth.

As shown here, in 2019, we sold about 11,000 units, achieving $166 million in revenue, and this is net of a contra revenue entry associated with our relationship with Lithia. In 2020, we are projecting sales of 12,600 units with revenues of $193 million. This represents 108% year-over-year growth. Our e-commerce business will drive this growth with unit growth of 114% year-over-year and revenue growth of 123% year-over-year in 2021. This is a result of our focus on unit economics and acquiring the right cars at the right time.

As we look to grow top line, we will continue to grow profit margins, just to take a closer look at that. We have been able to show top line growth while also expanding our gross profit. As shown here, we achieved a 6% gross profit margin in 2019, and are on track to outperform that in 2020, achieving a rate near 9%, which is above our initial targets, on the back of strong year-to-date results. Looking forward, we believe there’s an opportunity to further expand our margins upwards to 13% by 2022, as we focus on efficiencies as we scale.

Let’s take a look at how Shift compares pre-IPO with Vroom and Carvana. Looking specifically at the relationship between GPU and CAC, customer acquisition cost, our approach is somewhat different than that of Vroom and Carvana pre-IPO. As shown here in green, with our healthy GPU of about $1,190 per unit in 2019, we were able to fully absorb our efficient more regionally-focused CAC of about $842 and still remain unit contribution positive with about $348 to spare. We can do this, in part, because we have an industry-leading adjusted gross margin. As shown here, it was 5.9% in 2019, outperforming both our peers pre-IPO. You’ll note that pre-IPO neither Vroom nor Carvana were positive from a unit contribution perspective, if you consider in CAC. So, Carvana was down about $400 a unit and Vroom about $1,000.

To recap, we’ve focused on achieving healthy unit economics and have been efficient with our CAC spend. We believe we are now poised for meaningful growth in a way that supports our compelling long-term model.

Long term, we are targeting 100% year-over-year growth and margin expansions nearing 13% moving through 2022. This, coupled with the addition of higher margin services, investment in technology and meaningful operating leverage on our corporate teams as we scale, we believe we can achieve breakeven EBITDA in late 2022 or early 2023.

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With that, I’m going to turn it over to Kristi to outline our Q&A session.

Kristi

Thanks, Cindy.

Just as a reminder for everyone, if you’d like to submit a question to the team, please use the Q&A app found by hovering your mouse towards the lower part of your screen.

With that being said, I’d like to turn it over now to Dan Nash, the Managing Director over at Wells Fargo, who will be moderating today’s panel.

Dan Nash

Thank you, Kristi.

Yes, thanks, George, Cindy, Henry and team, and all the audience that joined us today. As mentioned, my name is Dan Nash, I am the Global Head of Internet and E-Commerce Investment Banking at Wells Fargo, who was fortunate enough to be the lead banker on this transaction.

We’ll open up to Q&A now, and I see there are quite a few questions coming in and I can see them streaming in live. I’ll attempt to ask the most common and pressing questions to the Shift team.

It’s a really exciting time for me being involved in this transaction and I’ve had the opportunity to be involved in all three auto three e-commerce innovators. As mentioned, used auto is one of the last major categories of retail with very limited online penetration, and as you’ve heard from the Management Team, Shift brings a really compelling, convenient experience to the consumer, which is driving tremendous growth. The company has demonstrated that through a COVID-impacted environment with really strong growth, that they just showed on slide 10.

With that, let me get to audience questions. I’ll start off with the first question for George here. Let’s discuss the competitive landscape, George, in auto, in particular, the hyper or local approach that you bring, how does that compare to, say, Vroom’s national approach?

George Arison

Thank, Dan, I appreciate the question.

So, yes, we really don’t think of Carvana and Vroom as competitors, but more as peers and analog companies. We do fairly different things in our business. It might make sense if you jump to the page that we were on earlier, that looks at the type of inventory that we sell, page 8.

As you can see here, for a huge portion of our sales, we don’t actually even have the type of inventory that our peers—I’m sorry, our peers don’t even have that type of inventory at all, right? The $10,000 cars, they sell faster than our cars, and so they have roughly 29% of our sales year-to-date. So, for that cohort of cars, we don’t compete with anybody at all in the e-commerce world, because that’s just a totally different segment, and that’s true both in terms of selling the car, as well as buying the car. We can offer a sellers a much better price for cheaper inventory than our peers can, because we offer them a retail price, versus our peer will give them a wholesale price.

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Secondly, jumping to page 7, if you look at the ability to offer a test drive, that’s something that’s very unique about Shift. Vroom and Carvana, and CarMax, as well, offer a national experience, where you buy a car sight unseen and then have it be delivered to you post purchase. At that point, you’ve already applied for financing, have signed paperwork for a loan, and are already the owner of the car when it’s delivered. With Shift, we’re able to deliver you a test drive and then you can make a decision on whether you want to buy the car or not. For a consumer that wants to, and it’s roughly 20% of our buyers, we can give them the option to buy sight unseen, apply for financing fully from their computer, be approved, and then have the car be shipped to them, at which point they already own their car. That’s possible and we do do that for about 20% of our users, but for the vast majority of the consumers who want to see a car first, Shift is uniquely able to offer a test drive.

Then, lastly, if we jump to the first page in the technology section, which is page 15, if possible, Shift is uniquely built out of the technology company at its core, and we’ve had technology DNA from day one. My co-founder, Christian Ohler, and I met each other at Google. He’s an amazing engineer and built an amazing engineering team over time. At the core of our technology investment, it has been both the consumer side, which any consumer can see when they go to shift.com, but also the operational side. So, we’ve built a lot of technology to help our operations team do their job better, which allows us to bring technology leverage and cost reduction to the process, and then some examples here in terms of what it is that we do from that perspective, whether that’s an offer for valuing the car when you’re out in the field, an inspection app, or a test drive app when you’re trying to get (inaudible) with a consumer. Then, concurrently with that, a massive investment in AI and machine learning, that’s at the core of what we do, using big data to try to predict how consumers will behave, what the price for the car should be, etc., which really also differentiates our business, as well.

Dan Nash

Great, thanks, George. I’m going to lead with another question here now that’s coming in—actually, a couple questions about scaling the business—I’ll tie them together—one about inventory and one about the kind of manual labor and involvement in reconditioning and delivery. Can you talk about kind of the capital needs tying up on inventory and what the right amount of inventory is, and then maybe lead with other big investments and your ability to scale up reconditioning and delivery to deliver that inventory?

George Arison

Totally. Inventory in this space is generally purchased with floor plan financing. We have a floor plan line of credit with U.S. Bank. It’s an 80/20 loan, meaning 80% of the purchase comes from the financing and 20% comes from our own equity, and that’s pretty standard for the automotive space. That’s how you scale up the business. We have plenty of floor plan capacity for what we need now and we’ll continue to scale that as time goes by, it shouldn’t be a challenge. That said, turn in terms of speed of sale is a really critical piece here and the better your turns, the better off you’ll be in terms of how much inventory you need to own, and then how quickly—how much capital you have to put into that inventory. So, I don’t really view that to be in any way a challenge. We’ve seen others, Carvana, Vroom, CarMax successfully build out capacity to be able to build cars, and that shouldn’t be a problem for us.

As far as the more operational pieces, we have reconditioning capacity today in terms of infrastructure, both real estate and lifts, etc., to fulfill everything that we’re doing this year and everything we’re going to do next year, and so we feel really good about our reconditioning capacity today. We can also start doing night shifts, etc., which we haven’t yet done, which will give us additional capacity beyond what we have today. Our model assumes that build a reconditioning facility in each market that we go into. You can see here that we’re in about five markets up and down the coast today, and in each one we have a facility where we do reconditioning. These are very low-cost investments. We rent a warehouse and then we put in lifts in that location and buy some equipment. So, for less than a $250,000 investment, you can actually “build up” your reconditioning facility. It’s fairly low cost and easy to get going. As we launch new markets, we’ll be launching a new one. We use that facility to recondition cars, we use it to park cars, and then we go on test drives from that location to the consumer’s home.

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Our model assumes that about 75% of our growth next year will be coming in existing markets and the remainder will come from new markets. The West Coast, itself, is a massive automotive market and you can build a humongous company just there, but obviously we will, over time, expand into more locations, and we believe that Shift works great in about, you know, 40 to 50 larger metropolitan areas, similar to the ones that we’re in today, which will account for about 65% to 70% of the population, where we’ll be offering a similar model to what we offer in the major markets we’re in today, and that’s a huge growth opportunity, obviously, for us, since today we only cover about 12% of the population.

Daniel Cohen

Dan, if I can just say, the thing that we’re—one of the things that we’re so excited about—is the ability, with relatively little capital expenditure on rolling out new markets, to see the company really grow both in its core market and expand into marketplaces that it can really get into, and it’s all based on the technology base that the company’s already built, and that’s so exciting in terms of the app-based technology to roll out, both increasing what they’re doing without huge amounts of capital expenditures, and also to start doing this in new places, as well. That’s one of the things that makes us so excited about the company.

Dan Nash

Great, thanks, and, actually, another question on that point. George and team, can you discuss the trade-offs between using—you know, from a capital perspective and a business perspective—using third-party reconditioning—I think Vroom does that—as opposed to owning that part of the process?

George Arison

Absolutely. I mean, when we started the business, I pretty much believed in the idea of using third-party reconditioning, as well, and coming in from the software world, I wanted to have as little operations as possible, but you learn, through test-and-learn, that that increases costs on a per unit basis, but, more importantly, it reduces quality and creates a massive headache from the point of view of managing quality assurance, and so we kind of learned our way into the fact that you needed to do your own reconditioning and have been investing in that heavily both from the process and operational perspective.

Now, one of the key things about our model, as we discussed, is the Value inventory, which is really different from everybody else. Those cars, in particular, you cannot recondition by third parties, because that is a unique know-how in terms of what you should recondition and you should not. That’s something that we’ve learned our way into, using a lot of data and AI to figure out, and we don’t believe that using third parties for that makes a lot of sense. We do use third parties when we need excess capacity. When, for example, we need to ramp pretty quickly new inventory, we tend to use a third party for that, but that’s something that we generally prefer not to do.

Carvana has a similar model. They do their own reconditioning. They’ve invested very heavily into that. They build much larger facilities than we do, that are more kind of covering many states, more than each city and each region we go into, and there’s merit to that model, as well, but it’s a lot more costly to capital expense to get going. My guess is that Vroom will eventually come to realize that they have to be doing their own reconditioning, as well, and move in that direction over time rather than using third parties.

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Dan Nash

Okay, great, and I’m seeing a bunch of questions coming in on kind of the unit economics. Why don’t we start with ASPs? Can you talk about ASPs, how you prepare, and how those are trending over time in a COVID environment?

George Arison

Absolutely. I will hand that over to Henry, who can walk through that.

Henry Bird:

Yes, thanks, George and Dan. This is one of the key differentiators for us, is the lower ASP relative to our peers, and George touched on this earlier You see Vroom and Carvana (inaudible), kind of back in this kind of pre-IPO comparison period, but our $16,000 ASP is significantly lower than peers, yet we’ve proven that you can still command a strong margin, strong GPU, despite the lower ASP. Part of that, as George spoke to earlier, was our ability—or is our ability to service and provide these Value cars, which actually perform really well from a front-end margin perspective.

Thinking about how ASP is going to trend over time, for us, you know, we think that the $16,000 range is already pretty reflective of the broader used car industry, so we actually don’t anticipate a lot of movement off of that point as we move forward. We have seen in the past quarter or so it come down a little bit in light of higher demand for lower cost units, or lower cost vehicles during COVID, but we would expect it to normalize more around this kind of $16,000, $16,500 range. Now, compared to the peers, if they ultimately want to play in the full spectrum of used car inventory, I would expect to see that Vroom ASP come down, and we’ve already seen it come down from that $30,000, I think down closer to $25,000, in the most recent period.

Yes, just to close on that, I don’t see a lot of need for movement from our position, but would expect to see some changes from the peers.

Dan Nash

Okay, great. Thanks, Henry, and then another question coming in on kind of—not just ASPs, but your growth profile. Shift grew 20% in 2019, which is good, but less than what your two e-commerce peers were growing at that time. Can you talk about that kind of decelerating growth profile that was heading into COVID in March and April and why wasn’t that higher?

George Arison

Yes, maybe if we jump to slide 30, while we take that question. We have in the past grown a lot faster than 20% when we needed to. For example, in Q1 of 2019, we grew nearly 100%, I think it was 90-plus percent in that one quarter, but, historically, Shift has always been more of a capital-constrained business than our peers, and so we’ve been very focused on ensuring that we use capital really well and focus the spending on the areas that are most useful in a given time period, rather than just investing in growth.

Last year, we felt that with very strong growth, we couldn’t really sustain that level of growth while being capital-constrained and we needed to ensure that the unit economics units were in a stronger position before we accelerated growth at a more rapid pace, and so we purposely slowed down growth and did three things that really helped us with unit economics:

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Number one, we rationalized our inventory, which was to ensure that a much lower portion of the cars that we bought from consumers needed to be sent to wholesale, and that has been really, really effective and is really helping us with our gross profit.

Number two, we launched the Value segment. As I said earlier, 29% of our cars year-to-date are Value, which is a very profitable segment of cars for us and works very well, but we did need to change the reconditioning standards for these older vehicles and develop a different model for how we sell them before we could really take advantage of that. So, that’s been really helpful.

Thirdly, we dramatically increased our F&I revenue per car. F&I, which finance and insurance, things like financing for the loans or vehicle service contracts for post-purchase, this is a very big part of the automotive retail universe and a huge part of one’s profitability on a per unit basis. We were not making anywhere as much money as we would like to in the F&I historically and we’ve been able to nearly double F&I since 2019, so that’s been a huge push, as well, which also helps the unit economics.

With these improvements in unit economics, as you saw earlier in the discussion that Henry and Cindy had, we’ve seen a dramatic improvement in our gross margin, which then puts us in a much better position to be able to grow without having to lose as much money on a per unit basis as our peers have in a comparable time period, which we think is a much better comp to be growing. This year, we’re going to see over 75% growth at Shift, and so we’re going to be growing really well and fast, and next year it’ll be even more than that, but on a much more profitable basis and a per unit basis versus our peers in a comparable time period.

Dan Nash

Great, and with that, why don’t we, you know, as a follow-up to that—I mentioned before there’s some unit economic questions. Why don’t be head to—there’s been a couple GPU and gross profit profile questions. Let’s talk a little bit more detail about improved gross margin profile. You’ve demonstrated some strong trajectory. More specifically, what’s the long-term GPU profile for you, how does that different if driven by Value cars, and how do you think about normalized GPU ancillary products and all the factors that drive that long-term growth in GPU?

Henry Bird

Thanks, Dan, I’ll take that, and I think we’ve got a page here that provides a GPU bridge, just to kind of break down all the components, and here, I think is a good place to pause and look at what we think is—what we’re targeting for 2020, which I think will then kind of help inform how we think about the improvements going forward.

As George mentioned earlier, and Cindy, as well, we had really strong performance, outperformance, relative to our plan year-to-date from a margin perspective, with July coming in north of $2,100 per unit. Longer term, though, for the year end 2020, we’re still targeting around $1,750 for adjusted GPU. This is slightly inflated again due to the strong performance in the first half of the year, but is a real improvement over where we were coming out of 2019, which was around $1,190.

Looking at each of the buckets here, if we start with the e-commerce ASP and we add on that other, which is the F&I per unit, as George mentioned, we’ve seen a lot of improvement there. We’re actually targeting north of $800 per unit for the year. We have some margin contribution from our wholesale business, and we take out the cost to acquire, the reconditioning costs, and then some logistics costs associated with getting that unit in inventory.

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Now, in thinking about the kind of drivers of further margin expansion, there are a couple of key buckets I want to call out.

First is this F&I bucket. As George mentioned, we’ve made a lot of improvements there over the course of 2019, and so far year to date, but there’s still a lot of room to go. We see traditional dealers in the space doing $1,200 to $1,300 per unit using a similar model to what we’re doing. So, we’re targeting that range longer term and we’re going to achieve it through driving higher tax rates across products, as well as adding on additional ancillary products, vehicle protection products (inaudible), or have a full product suite that you would expect from a traditional dealership.

The other driver of margin expansion is going to be the reconditioning cost bucket. That $1,200 per unit is high relative to where we think we should be longer term, which is more in the $800 per unit range. The reason why it’s inflated today, again, as George mentioned, is underutilization of our current capacity, as well as just kind of our sub-scale (inaudible). As we grow volume, the parts component of that $1,100 is going to come down. As we can enter into greater, larger purchasing agreements with our parts vendors and as we have higher contribution from our markets outside of San Francisco and L.A., which are very high cost-of-labor markets, we’re going to see the labor component of that $1,100 come down.

Then, the final driver of kind of margin expansion is the spread here between e-commerce ASP and cost to acquire. Right now, just kind of north of $2,000 per unit, that’s tight relative to where we think we should be, and ultimately, longer term, as we continue to invest in brand and enter a more kind of normalized pricing environment, we expect that spread to increase. So, when you think about the kind of longer term targets for GPU, again, coming out of 2020, around $1,750, but growing meaningfully year-over-year with scale to get more in the $2,700 per unit range longer term.

Dan Nash

Okay, great. Thank you, Henry. Now, I’m going to turn it to—I’m seeing a lot of questions on market growth and how you think about that, and I’ll summarize a couple. George and team, how do you choose which markets to grow? Do they need to be connected to a current market logistically? Do you use AI or any other methodologies, besides logistics, to determine where you expand into new markets?

George Arison

Thanks, Dan. As you can see here on page 16, we are in these five core markets, and, really, these are massive regions, right, because it’s not like we’re just in the center of Los Angeles, or something. We cover all of L.A. and all of Orange County from one locations. We will, over time, will be adding a second location to cover Orange County separate from L.A., given the size of that region, itself. But, we cover very large geographies and lots of millions of people in each market that we go into.

The general thinking that we have, and (inaudible) a market on this call, obviously, but, broadly, being up and down the West Coast is great and we want to finish that out with some additional markets that we’ll be launching here. As long as there are a couple of adjacent states close to where we are, that make a lot of sense to go into, as well, I think it would be logical for folks to assume that, probably, not in the not too distant future we’ll be entering Nevada, Arizona, etc., etc., and those markets will be very good for us, as well.

Then, beyond that, there’s a couple ways to think about our market expansion. Even, we would like to take the center of the country, you know, both in the North and the South, and focus on those. Obviously, Texas is a huge automotive market and there’s a lot of advantages to that. The same thing kind of up in the Midwest, there’s a lot of great markets there, or alternatively, to go to the East Coast and really build out a similar approach on the East Coast in the major cities there, as we have on the West Coast. Either one of those models would work and we just need to make a decision which one we want to do.

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When we think about which markets to launch, we think about both population in that market, the geographic footprint of that particular market, the types of cars that people buy there and what the demographics of the consumer are, as well as what it would take for us to be in that market in terms of building out that particular location. Now, generally speaking, the used car business is extremely regional. People don’t buy cars from Rhode Island in San Diego. Not only because of the cost of shipping that car, but also because you can find that most of the cars that you want in San Diego in San Diego. So, there really isn’t a massive need for us to be close to each other geographically, we could launch and market on the East Coast easily, and it would be totally fine, but obviously, from the Management Panel perspective, there is some level of benefit to having adjacencies, and that’s one of the factors we consider, as well.

Dan Nash

Okay, great. Thanks, George. I’m seeing a couple of questions coming in on the stacks structure and timing. Maybe, Daniel, you could answer? Could you talk about the timing of the offering and discuss the recent extension?

Daniel Cohen

Yes, we’re expecting imminently to be able to mail proxies to our investors, and so we’re anticipating a, probably, at this point now, the very beginning of October with Shift, which we’re very excited for. It’s a great time for us to start moving forward that.

With that, in terms of—what was the other part of it? So, the extension was—we asked for an extension because we were not only supposed to expire on September 22, we extended it with the minimum number of votes opposed to it, I think less than 1% of the outstanding shares, and with no redemptions. So, we’re excited, and we think all of our shareholders are excited to be part of Shift going forward into 2021.

Dan Nash

Okay, great, and maybe on that topic, as well, maybe for George and team, how do you decide to do a SPAC transaction as opposed to Vroom and Carvana, which did a more regular-way IPO?

George Arison

Thank you, Dan. You and I spend a lot of time thinking about different alternatives for capital, obviously, and what are the best ways to do it. (Inaudible) a while ago. It’s now about a year-and-a-half since I’ve known about the model. There are a couple of things about a SPAC that are particularly appealing, I think, for Shift, in particular.

Number on is how much capital you can raise. SPACs allow companies to raise more capital than a traditional-way IPO. So, if you’re a billion-dollar company, you probably can raise something like $75 million to $150 million in a regular-way IPO, but you can raise a lot more capital in a SPAC. For Shift, given our valuation, that model made SPACs (inaudible), because it’s a business that would require additional capital and would allow us to really unleash growth in a better way if we raised more money, which our PIPE and the transaction allowed us to do, given that we’ll end up with, probably, in excess of $300 million of balance sheet capital when the deal is closed.

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The second thing about a SPAC models that’s appealing is the speed by which you can get it done. It allowed us to move pretty quickly to get this transaction finished and completed, and in a more de-risked manner, which obviously is a huge advantage, as well.

We were only the first or the second Silicon Valley company to do a SPAC. Obviously, since then, a lot more companies have moved in that direction, but it’s been generally a really good model for Shift and has worked really well for us, and I’m very happy to be working with Daniel and team on getting the deal finished.

Daniel Cohen

Yes, I think we were able to really give to Shift a very strong capital base for moving forward. The company’s extremely well capitalized and able to really spend the money that it needs for building its brand name and achieving the footprint that it really can, with the growth that it really wants to. The opportunity for us to work with George and team, it’s just been a pleasure, so we’re very excited. The more that we get involved with the team, the more we learn about the directions the technology has taken them and is going. It makes us all that much more excited to be shareholders in the company.

Dan Nash

Okay, great, and maybe on that topic of cash, can you talk a little bit—I’m seeing questions on profitability and cash burn today versus how much you’re raising in this offering. Can we talk about the path to profitability here, timing, and how much cash you need to get there?

Henry Bird

Yes, I think, Dan …

George Arison

There’s a slide in our Investor Presentation that covers it, as well, for folks, if you want to look into that. Go ahead, Henry.

Henry Bird

Yes, thanks, George. I think we outlined in our long-term model we see a pretty clear path to profitability in the late 2022, early 2023 timeframe. Now, from a burn perspective rate, we’re forecasting about $65 million in 2021, about $55 million in 2020 here. There is ultimately going to be an inflection point in the 2022 timeframe as we continue to see the sustained improvements in profitability and really get leverage on the Corporate Team and the Tech Team here. This is ultimately a business that becomes profitable at scale, and as I outlined, the drivers of the economic improvements going forward, again, it’s in that kind of end of 2022, early 2023 timeframe.

Now, the capital that we’re raising as far as this transaction, as George mentioned, right around $300 million, ideally, at close on balance sheet, so sufficient to fund the burn to get us to that breakeven point, but also kind of gives us enough buffer, ultimately, to invest in brand marketing, which will be kind of a new spend component for us, and, ideally, kind of achieve outsized growth relative to the plan here.

I think from a—when you think about a use of proceeds here, historically, we have been capital constrained, we haven’t really had the cash to invest in our brand or in awareness marketing, so having that capital on the balance sheet is really going to unlock a space for us to really just drive growth above and beyond what we’ve been doing.

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Daniel Cohen

We’re really excited that George and the team really has the capital needed to get to breakeven and beyond. Some of the people that George has working with him, with long histories in brand marketing and the ability to really implement the sales strategy and develop demand, as well as supply on the car side, is really exciting, and to have the excess capitalization that George, Toby and team really needs to get this company to continue its growth going forward well beyond what we expect to see in percentage growth for the peers in this space, because of this differentiation and the opportunity to expand all across the nation makes us, again, just really excited to be partners with George and the team.

Dan Nash

Okay, great, and one question coming in on competitive differentiation, and more specifically, George, obviously e-commerce is disrupting the used auto landscape, there’s three players with tremendous momentum right now. What are you seeing the reactions from the traditional players? Obviously, you had an investment from Lithia, the CarMax of the world, Sonic. What are you seeing from the retailers and the reaction to your guys’ momentum?

George Arison

Not as much as you’d expect. CarMax has spent substantial amount of capital on digitalizing, but then COVID hit and they shut down all their stores in California, so it kind of didn’t really make a lot of sense. I think that, in general, historically, it’s very tough for traditional retailers to transition to digital. It takes a lot of time and effort and a very high amount of investment. I do think that given the fragmentation of this market, even if you see success from the larger retailers, it’ll be harder for the really small player, that are the vast majority of the market, to transition online, and that actually presents a huge opportunity for us. Similar to Amazon, really seeing massive growth in third-party retail over the last decade, where third-party sellers sell items on Amazon and use Amazon’s fulfillment and transaction closure model to complete those transactions. I believe that we can do the same thing with third-party dealers.

Imagine a dealer in San Jose who today has 50 cars listed on their lot. That person is not going to be able to attract any buyers coming in from Marin County or Napa, or, quite frankly, even San Francisco, because that store is too far away, but if you started listing those cars on the Shift and offering them for test drive delivery to the consumer’s home, suddenly you open up a totally new set of markets for that dealer, that otherwise would not be available to them, allowing the dealer to sell the car faster acting in a more consumer-friendly manner.

So, I think that for smaller dealers, there’s a huge opportunity to get on the digital bandwagon via Shift by using our fulfillment and our sales model, with us making money, obviously, through that transaction and then getting faster sales. Over the long term, not in the immediate sense, that’s a huge opportunity. That is not part of our financial model that Cindy and Henry presented. As we think about growth, the partnership with third-party dealers is all upside, is not a core part of the financial model that we’ve talked about today.

Daniel Cohen

(Inaudible)

Kristi

I just want to break in here and say we only have time for maybe one more question on (inaudible) said. I’ll let you take it away.

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Dan Nash

Daniel, were you going to add something to that?

Daniel Cohen

Oh, yes. Let me just say that we think the Amazon model is really appropriate. This is a space that is so fragmented. If you look at the world 20 years after Amazon really started its growth, there’s only the largest retailers that are really able to compete. This market is so fragmented in terms of where it is that the opportunity just to continue to build a online-only service is fantastic, but then at the same time, the ability for the smaller inventory holders essentially—and George has consciously builds the infrastructure around the concept of being eventually able to roll out the ability for third-parties to sell—really gives power to the opportunity to transform this market and why we think that’s a lot more powerful than the strong advertising messages that some of the peers have sourced through the wholesale market, and when you see the real transformation of the car market, that’s what Shift is really going to be able to do, and so we’re just thrilled to be able to give them the capital and the reception into the initial public markets. It should allow this company really power forward and do tremendous things.

Dan Nash

With that, I’ll end on that similar topic, last question for George. That third-party platform opportunity and/or to be acquisitive like Vroom was with Texas Direct, how do you think about that in Vroom’s future now that you’re a better capitalized tech player?

George Arison

Absolutely. Again, not necessary for our financial model, we can do what we want to do on our own with our own operational kind of backbone, but there are potential opportunities to be strategic in an acquisitive way. There are dealership groups that do used only and are located in—they have locations in some of the cities that we want to go to. If buying in a dealership like that allows us to accelerate launching the markets faster with a lower cost and faster ramp, that’s certainly something we’ll consider, especially given that the way traditional retailers trade, there’s a pricing opportunity there, as well.

If you think of a typical used car only dealership store, if somebody can increase their footprint by 60 miles from that door by bringing test drives to consumers and drive utilization quickly, there’s some advantages, but it’s not something we’re going to actively seek out to do, but if it comes our way and we think it’s the right thing to do for the business, we’ll certainly consider it, but it’s not core to the business model for the next couple of years.

Dan Nash

Great. Well, with that, I think that’s all the time we have today. Kristi, I don’t know if there’s any closing comments. Thank you for all your questions. Thank you for the Shift team and Cohen and team, because a very exciting transaction and excited to be a part of it.

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Kristi

Yes, I do want to remind people that we will be offering a replay. It will take a bit of time to get it up, we do have to run through the regular legal channels first, but we will be posting a replay of this presentation ON SPACInsider website, as well on Twitter.

With that being said, thank you all for joining and hope you have a great afternoon.

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Insurance Acquisition Corp., Shift Technologies, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement and Plan of Merger due to the failure to obtain approval of the stockholders of Insurance Acquisition Corp. or other conditions to closing in the Agreement and Plan of Merger; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement and Plan of Merger; (4) the risk that the proposed transaction disrupts current plans and operations of Shift Technologies, Inc. as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Shift Technologies, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Insurance Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Insurance Acquisition Corp. and Shift Technologies, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information About the Transaction and Where to Find It

The Company has filed with the SEC a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus in connection with the Merger and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and to read, when available, the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus contains important information about the Company, Shift and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Insurance Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, Attn: Joseph Pooler.

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Participants in Solicitation

The Company, Shift and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders with respect to the approval of the Merger. Information regarding the Company’s directors and officers and a description of their interests in the Company is contained in the preliminary proxy statement/prospectus for the Merger. Additional information regarding the participants in the proxy solicitation, including Shift’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement/prospectus for the Merger and will be included in the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transaction and Where to Find It.”

In connection with the Merger, at any time prior to the special meeting to approve the Merger, certain existing Company stockholders, which may include certain of the Company’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Company’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Merger. While the exact nature of such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value. These stockholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Company, Shift or their respective securities.

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